Exhibit 99.1

Global-e to Enhance Logistics Offering with Acquisition of Passport, a US-based
e-Commerce Logistics and Solutions Company

Acquisition expected to deepen Global-e’s standard logistics capabilities and improve the post-
purchase experience for merchants and shoppers

 Acquisition focuses on asset-light carrier capabilities and offering of competitive best in class cross-border, domestic and “last mile delivery” standard logistics, supporting sophisticated solutions such as direct injection, consolidated  returns and customs brokerage

 Will enable expansion of global offering to merchant segments that require a Non-
Merchant of Record solution, leveraging the existing Passport platform

PETAH-TIKVA, Israel, May 26, 2026 (GLOBE NEWSWIRE) -- Global-e Online Ltd. (NASDAQ: GLBE) (“Global-e” or the “Company”), the platform powering global direct-to-consumer e-commerce, today announced that it has entered into a definitive agreement (the “Agreement”) to acquire Passport Global Inc. (“Passport”), a US-based cross-border e-commerce logistics and solutions company.

The acquisition of Passport will further strengthen Global-e’s logistics capabilities, adding advanced standard shipping solutions powered by an efficient, asset-light, multi-carrier network across cross-border, domestic, and last-mile deliveries. The acquisition will also enhance Global-e’s ability to execute direct injection and consolidated returns, supporting the delivery of scalable and cost-effective logistics solutions.

Passport will also continue to provide a non-Merchant of Record (non-MoR) solution, expanding Global-e’s offering to a broader and more diverse range of merchant segments.

The acquisition is expected to strengthen Global-e’s value proposition by increasing control over critical logistics workflows, including fulfillment, delivery, and returns. We believe this unified experience will enhance the Global-e offering, providing merchants with end-to-end service delivery, including duty clearance, reducing delays and discrepancies, and facilitating customs brokerage.

“We are excited to welcome Passport to the Global-e family,” said Nir Debbi, President of Global-e. “This acquisition represents a significant step forward in our strategy to deepen our logistics and trade compliance capabilities to deliver a seamless, end-to-end logistics experience for our merchants and their customers. By integrating Passport’s advanced cross-border logistics infrastructure and multi-carrier network, we plan to extend our suite of advanced shipping solutions, increase standard shipping reliability, and enhance the post-purchase experience. We believe this combination will further differentiate Global-e’s platform and reinforce our position as the leading enabler of global e-commerce.”

“Joining Global-e marks an exciting new chapter for Passport,” said Alex Yancher, Founder and CEO of Passport. “We built our company to simplify and optimize cross-border logistics, and partnering with Global-e allows us to accelerate that mission on a global scale. Together, we will be able to deliver more efficient shipping solutions, improve transparency, and reduce friction in international trade for merchants and customers alike. We are thrilled to combine our expertise with Global-e’s platform to drive innovation in cross-border e-commerce, and create even greater value for our merchants and their customers.”

Global-e agreed to acquire Passport for $350 million in upfront consideration, funded via approximately equal portions of cash on hand and ordinary shares of Global-e. An additional contingent consideration of up to $75 million is subject to Passport achieving certain financial results in 2026.

Following the closing, Passport’s founder and CEO Alex Yancher is expected to join the Global-e executive management team to lead the integrated Passport business.

Passport is expected to generate approximately $100 million in revenues in calendar year 2026 with a rapid growth rate which is expected to slightly exceed that of Global-e for the year. The acquisition is expected to have a neutral to slightly positive effect on Global-e’s Adjusted EBITDA contribution in H2 2026. The transaction is expected to close in early July 2026, subject to customary closing conditions, including regulatory approvals.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute "forward-looking" statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “initiate,” “could,” “would,” “project,” “plan,” “potentially,” “preliminary,” “likely”, including negatives of those words, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements regarding the expected timing, completion and effects of the Passport acquisition, the benefits of the potential Passport acquisition, Global-e's business strategy and competitive position following the acquisition, future results of operations, plans, and objectives, and statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to: the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Passport acquisition that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the parties to the merger agreement may not be able to satisfy the conditions to the Passport acquisition in a timely manner or at all; the possibility that some or all of any anticipated benefits with respect to the Company’s business and the transaction may not be completed in accordance with the parties’ expected plans or at all; the risk that the Company’s stock price may decline significantly following the announcement of, or if the Passport acquisition is not consummated; risks that the Passport business will not be integrated successfully; failure to realize the synergies or benefits of the Passport acquisition; failure to retain our existing merchants, or the gross merchandize value (GMV) generated by such merchants; failure to attract new merchants, or the merchants we do attract fail to generate GMV or revenue comparable to our current merchants; failure to develop or acquire new functionality or enhance our existing platform; failure to successfully compete against current and future competition; failure to integrate our platform with e-commerce platforms; failure to maintain the functionality of our platform; failure to manage our growth effectively; risks associated with cross-border sales and operations; risks associated with governmental export controls; the compromise of personal information of our merchants and shoppers we store; failure to enhance our reputation and awareness of our platform; diminished demand for our platform and services as a result of changes in laws and regulations; actual or perceived failure to comply with stringent and changing laws, regulations, standards and contractual obligations related to privacy, data protection and data security; failure to adequately maintain, protect or enforce our intellectual property rights; our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms; and other factors discussed under the heading "Risk Factors", under heading "Operating and Financial Review and Prospects," and under heading "Business" in Global-e's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the "SEC"). You should carefully consider the foregoing factors. These statements reflect management's current expectations regarding future events and operating performance and speak only as of the date of this document. Other than as required by law, there should not be an expectation that such information will in all circumstances be updated, supplemented, or revised whether as a result of new information, changing circumstances, future events, or otherwise.

About Global-e

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer e-commerce. The chosen partner of over 1,500 brands and retailers across North America, EMEA, and APAC, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics, and vast global e-commerce experience, enabling international shoppers to buy seamlessly online and retailers to sell to and from, anywhere in the world.

About Passport

Passport is a cross-border logistics and e-commerce enablement platform helping brands simplify international shipping and scale globally with confidence. Through a combination of in-house logistics infrastructure, proprietary technology, and AI-driven systems, Passport streamlines the complexities of global fulfillment, customs, and delivery. The platform enables brands to ship to over 220 markets worldwide with fast, reliable cross-border delivery options through its global carrier network. Passport has recently expanded into in-country fulfillment and local operations, further improving delivery speed, efficiency, and last-mile performance across key international markets. Passport supports over 1,000 e-commerce merchants globally, helping them reduce operational complexity, increase delivery reliability, and deliver a seamless international shipping experience at scale.

Investor Contact:

Alan Katz
Investor Relations
Global-e
IR@global-e.com

Press Contact:

Allison Grey
Headline Media
Globale@headline.media
+1 323 283 8176